SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                         ACCEL International Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   004299 10 3
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                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
             One Canterbury Green, Stamford, Connecticut 06901-2047
                                 (203) 977-7300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)
                              (Page 1 of __ Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 004299 10 3                                    Page 2 of 7 Pages
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    1     NAME OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Rothschild Trust Cayman Limited
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS
           00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                              [ ]
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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Cayman Islands
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      NUMBER OF         7   SOLE VOTING POWER
 SHARES BENEFICIALLY          1,167,824 (see Row 11 below)
       OWNED BY       ----------------------------------------------------
         EACH           8   SHARED VOTING POWER
      REPORTING                0 shares
        PERSON        ----------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                               0 shares
                      ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                               1,167,824 shares (see Row 11 below)
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,167,824 shares, held as trustee for The Darland Trust
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                     [X]
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           12.9%
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    14     TYPE OF REPORTING PERSON*
           CO

                  AMENDMENT NO. 3 TO STATEMENT SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated September 20, 1996, as previously amended by Amendment No. 1 thereto dated March 12, 1997, as further amended by Amendment No. 2 thereto dated November 21, 1997 (collectively, the "Prior Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 2.     Identity and Background

     The information required by subsections (a) through (c) of this Item 2 with respect to the executive officers and directors of the reporting person as of the date hereof is incorporated herein by reference to such information in
Schedule I hereto.

     During the past five years, none of the executive officers, directors or controlling persons of the reporting person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers, directors or controlling persons of the reporting person have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and resulting in any of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David Allison, Jane Dickinson, Christopher P. Ward and Nicholas David Moss are citizens of Guernsey. All other executive officers and directors of the reporting person are citizens of Switzerland.

Item 5.     Interest in Securities of the Issuer.

     (a) (i) As of the date hereof, the reporting person beneficially owns, on behalf of the Trust, 1,167,824 shares of Common Stock, representing approximately 12.9% of the 9,084,004 shares of Common Stock outstanding as of October 31, 2000 (as reported in ACCEL's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000). As of the date hereof, none of the executive officers, directors or controlling persons of the reporting person own any shares of Common Stock.

            (ii) This statement does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the following:

            (A) 1,167,824 shares of Common Stock, or 12.9% of the shares of Common Stock outstanding as of October 31, 2000, owned by Arnold L. Chase, who is the brother of Cheryl A. Chase, who, together with her children, are the beneficiaries of the Trust;

            (B) 2,000,000 shares of Common Stock, or 22.0% of the shares of Common Stock outstanding as of October 31, 2000, owned by Rhoda L. Chase (the mother of Cheryl A. Chase);



                               Page 3 of 7 Pages

            (C) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, owned by Sandra M. Chase, who is the spouse of Arnold L. Chase (brother of Cheryl A. Chase);

            (D) warrants owned by Accel Finance Company LLC, a Connecticut limited liability company ("Accel Finance"), for the purchase of 996,147 shares of Common Stock, which, if exercised, would be 9.88% of the resulting 10,080,151 shares outstanding;

            (E) warrants owned by Chase Dover, Inc., a Delaware corporation ("Chase Dover"), for the purchase of 278,824 shares of Common Stock, and which, if exercised, would be 3.0% of the resulting 9,362,828 shares outstanding; or

            (F) 17,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, currently issuable upon the exercise of options held by David T. Chase (the father of Cheryl A. Chase).

     Cheryl A. Chase and Arnold L. Chase each own 40% of the membership interests in Accel Finance.

     Cheryl A. Chase owns 100% of the stock of Chase Dover. David T. Chase is the president and a director of Chase Dover. Cheryl A. Chase is an executive vice president, the secretary and a director of Chase Dover. Arnold L. Chase is an executive vice president, the treasurer and a director of Chase Dover.

     (b) The reporting person, on behalf of the Trust, has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock held by it in trust for the Trust. The reporting person, on behalf of the Trust, shares the sole power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock held by it in trust for the Trust with David T. Chase.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David
T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David. T. Chase is a citizen of the United States of America.

     (c) No transactions in the Common Stock were effected by or on behalf of the reporting person or any of its executive officers, directors or controlling persons during the past 60 days other than the transactions described in Item 3.

     (d) Each of David T. Chase and the reporting person, on behalf of the Trust, has the power to direct the dividends from, and the proceeds from


                               Page 4 of 7 Pages
the sale of, the shares of Common Stock owned by the reporting person on behalf of the Trust. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to a General Trading Authorization for Securities and/or Options Accounts (the "Trading Authorization"), the reporting person, on behalf of the Trust, has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which it holds the Common Stock. The Trading Authorization also confers upon him the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by the Trading Authorization remain effective until terminated by the reporting person, on behalf of the Trust.

     The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the form of Trading Authorization, which is filed as an exhibit to the Prior Schedule 13D.

     David T. Chase manages certain funds for the reporting person on behalf of the Trust. In such capacity and pursuant to the Trading Authorization, David T. Chase may effect the sale of some or all of the shares of Common Stock owned by the reporting person on behalf of the Trust or effect the purchase of additional shares of Common Stock for the reporting person on behalf of the Trust.

     Except as described in this Statement on Schedule 13D, including the Prior
Schedule 13D, the reporting person does not know of any contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such person and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting, or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

Item 7. Material to be Filed as Exhibits.

     (1) Schedule I - Directors and Executive Officers of Rothschild Trust Cayman Limited



                               Page 5 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001
                                Rothschild Trust Cayman Limited


                                By: /s/    C. Ward
                                     -------------------------
                                     Name:  C. Ward
                                     Title: Authorised Signatory


                                 By: /s/    J. Etheridge
                                     -------------------------
                                     Name:  J. Etheridge
                                     Title: Authorised Signatory












                               Page 6 of 7 Pages

                                              SCHEDULE I
                                  DIRECTORS AND EXECUTIVE OFFICERS OF
                                    ROTHSCHILD TRUST CAYMAN LIMITED

                                                                                                   AGGREGATE
                                                                             TITLE AT             NUMBER OF
                                                                            ROTHSCHILD            SHARES OF
                                                           PRINCIPAL          TRUST                COMMON
            NAME                  BUSINESS ADDRESS        OCCUPATION        CAYMAN LTD.          STOCK OWNED

Mr. Michael Arni              Zollikerstrasse 181        Trust Executive    Director and         None
                              8034 Zurich, Switzerland                      President

Mr. Timothy Urquhart          Zollikerstrasse 181        Trust Executive    Director             None
                              8034 Zurich, Switzerland

Dr. Urs Peter Kaelin          Zollikerstrasse 181        Trust Executive    Director and         None
                              8034 Zurich, Switzerland Secretary

Mr. James Boetschi            Zollikerstrasse 181        Trust Executive    Director             None
                              8034 Zurich, Switzerland

Mr. Chris Schallenberger      Zollikerstrasse 181        Trust Executive    Director             None
                              8034 Zurich, Switzerland

Mr. David Allison             P.O. Box 472               Trust Executive    Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands

Mrs. Jane Dickinson           P.O. Box 472               Trust Executive    Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands

Mr. Christopher P. Ward       P.O. Box 472               Trust Executive    Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands






                                           Page 6 of 7 Pages



Mr. Werner Maurer             Zollikerstrasse 181        Trust Executive    Director and         None
                              8034 Zurich, Switzerland                      Treasurer

Mr. Nicholas David Moss       P.O. Box 472               Trust Executive    Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands








                                           Page 7 of 7 Pages